Exhibit 2.1

____________________________________________

LLC INTEREST PURCHASE AGREEMENT

____________________________________________

DATED AS OF FEBRUARY 28, 2005

AMONG

RENAISSANCE LEARNING, INC.,

GENERATION21 LEARNING SYSTEMS, LLC

AND

JOHN STEARNS

RELATING TO ALL ISSUED AND OUTSTANDING

LIMITED LIABILITY COMPANY INTERESTS OF

GENERATION21 LEARNING SYSTEMS, LLC

TABLE OF CONTENTS

Page
ARTICLE I – DEFINITIONS 1
ARTICLE II - PURCHASE AND SALE 3
2.1 Purchase and Sale of Subject LLC Interests 3
2.2 Purchase Price 3
ARTICLE III - CLOSING 3
3.1 Closing 3
3.2 Items to be Delivered at Closing by the Seller 3
3.3 Items to be Delivered at Closing by the Purchaser 4
ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE SELLER 4
4.1 Representations and Warranties 4
4.2 Warranties Survive Closing 6
ARTICLE V - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER 6
5.1 Representations and Warranties 6
5.2 Warranties Survive Closing 7
ARTICLE VI - ADDITIONAL AGREEMENTS 7
6.1 Accounts Payable and Accrued Expenses 7
6.2 Customer Contracts; Continuing Obligations 8
6.3 Contingent Payments 8
6.4 Lease 9
6.5 Mayo License 9
6.6 Company Employees 9
6.7 Transition Services 10
6.8 Noncompetition 10
6.9 Public Statements 11
6.10 Execution of Additional Documents 11
6.11 Taxes 11
6.12 Use of the Name 11
6.13 Sale of the Company 11
6.14 Escrow 12
6.15 Retention of and Access to Records 12
6.16 Release 12
ARTICLE VII - INDEMNIFICATION 12
7.1 Indemnification of the Purchaser 12
7.2 Indemnification of the Seller 13
7.3 Procedure Relative to Indemnification 13
7.4 Limits 14
7.5 Effect of Taxes, Other Benefits and Insurance; Right of Set-Off 15
7.6 Consequential Damages 15
7.7 No Indemnification of Known Breaches of Representations and Warranties 15
7.8 Exclusive Remedy 15
7.9 Arbitration 15
7.10 Inapplicability of Indemnification 16
ARTICLE VIII - MISCELLANEOUS 16
8.1 Expenses; Transfer Taxes 16
8.2 Assignment and Binding Effect 16
8.3 Waiver 16
8.4 Notices 16
8.5 Headings and Gender 17
8.6 Schedules and Exhibits 17
8.7 Severability 17
8.8 Counterparts; Facsimile 18
8.9 Entire Agreement 18
8.10 Amendments 18
8.11 Exclusive Benefits 18
8.12 Delays or Omissions 18
8.13 Construction 18
8.14 Governing Law 18

SCHEDULES

Schedule 4.1.6

Assets

Schedule 4.1.8

January 31, 2005 Balance Sheet

Schedule 6.2(a)

Existing Customers

Schedule 6.2(b)

Payments

EXHIBITS

Exhibit 3.2(a)

Assignment of Membership Interests

Exhibit 3.2(b)

Termination of the Operating Agreement

Exhibit 3.3(b)

Waiver

LLC INTEREST PURCHASE AGREEMENT

THIS LLC INTEREST PURCHASE AGREEMENT, dated as of February 28, 2005, is made among RENAISSANCE LEARNING, INC., a Wisconsin corporation (the “Seller”), JOHN STEARNS (the “Purchaser”), and GENERATION21 LEARNING SYSTEMS, LLC, a Wisconsin limited liability company (the “Company”).

RECITALS:

A.

The Seller owns all of the issued and outstanding limited liability company interests (the “Subject LLC Interests”) of the Company.

B.

The Purchaser is the President of the Company and is familiar with and responsible for the day to day operations of the Company.

C.

Subject to the terms and conditions hereinafter set forth, the Seller desires to sell and the Purchaser desires to purchase all of the Subject LLC Interests.

D.

The Company’s agreement to be bound by the covenants contained herein is a condition to the Seller’s execution of this Agreement.

E.

The Seller is willing to enter into this Agreement in reliance upon the Company’s agreement to be bound by the covenants contained herein.

F.

The Seller’s agreement to be bound by the covenants contained herein is a condition to the Purchaser’s execution of this Agreement.

NOW, THEREFORE, in consideration of the recitals and of the respective covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings, unless otherwise expressly provided or unless the context clearly requires otherwise:

“Action” means any claim, action, litigation, suit, arbitration, inquiry, proceeding, audit, complaint or investigation by or before any Governmental Authority

“Agreement” or “this Agreement” means this LLC Interest Purchase Agreement, dated as of February 28, 2005, among the Seller, the Purchaser and the Company (including all of the schedules and exhibits hereto).

“Closing” means the closing of the sale and purchase of the Subject LLC Interests.

“Closing Date” means the date of the Closing.

“Competitor” means any business, incorporated or otherwise, which competes in the corporate market with the business of the Company as it exists on the Closing Date.

“Encumbrance(s)” means any security interest, claim, pledge, mortgage, lien, restriction, easement, covenant, encroachment, charge or other encumbrance of any kind.

“GAAP” means generally accepted accounting principles and practices as in effect in the United States at the times and for the periods involved, applied on a consistent basis throughout all such periods.

“Governmental Authority” means any United States federal, state, territorial or local or any foreign government, any governmental, regulatory or administrative authority, agency, board, bureau, department or commission or any court, tribunal, or judicial or arbitral body.

“Intellectual Property Assets” means all intellectual property owned by the Company, including:

(i)

the proprietary learning content management system software of the Company (the “Gen21 Software”), including the source code and the object code related thereto but specifically excluding any third party software embedded in the Gen21 Software;

(ii)

the Company’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications of the Company (collectively, “Marks”);

(iii)

all of the Company’s patents, patent applications and inventions and discoveries that may be patentable;

(iv)

all of the Company’s registered and unregistered copyrights in both published works and unpublished works (collectively, “Copyrights”);

(v)

all of the Company’s rights in mask works;

(vi)

all of the Company’s trade secrets as defined under applicable law (“Trade Secrets”); and

(vii)

all rights in internet web sites and agreements for internet domain name registrations presently used by the Company.

“Knowledge” as used in this Agreement, the terms “to the Knowledge” of the Seller means the actual, current knowledge of Steven Schmidt or Mary Minch.

“Membership Interests” means the limited liability company interests of the Company.

“Operating Agreement” means the First Amended and Restated Operating Agreement of the Company dated December 21, 2001.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

ARTICLE II

PURCHASE AND SALE

2.1

Purchase and Sale of Subject LLC Interests.  At the Closing, upon and subject to the terms and conditions of this Agreement, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Subject LLC Interests, free and clear of all Encumbrances.

2.2

Purchase Price.  The purchase price for the Subject LLC Interests shall be $100,000 (the “Purchase Price”).  The Purchase Price shall be paid by wire transfer at the Closing of immediately available funds to a bank account designated in writing by the Seller.

ARTICLE III

CLOSING

3.1

Closing.  The Closing shall take place simultaneously with the execution hereof at such location as may be mutually agreed by the Purchaser and the Seller.

3.2

Items to be Delivered at Closing by the Seller.  At the Closing, the Seller shall deliver to the Purchaser the following:

(a)

the Assignment of Membership Interests of Generation21 Learning Systems, LLC, in the form attached hereto as Exhibit 3.2(a), duly executed by the Seller.

(b)

the Termination of the Operating Agreement in the form attached hereto as Exhibit 3.2(b) (the “Termination”), duly executed by the Seller;

(c)

an assignment of the trademarks “Generation21” and “Generation21 Learning” by the Seller to the Company (the “Trademark Assignment”), duly executed by the Seller;

(d)

resolutions of the Board of Directors of the Seller adopted prior to the execution of this Agreement approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement, certified by the Seller’s Executive Vice President;

(e)

resignations of such officers of the Company and signatories of the bank and other depository accounts and safe deposit boxes of the Company, as the Purchaser, may direct (if the Seller is unable to deliver such resignations at Closing, the Purchaser and the Seller agree that the Seller and the Company will work cooperatively to obtain such resignations within seven days after Closing); and

(f)

such other agreements, instruments or documents as the Purchaser may reasonably request to carry out the purposes of this Agreement.

3.3

Items to be Delivered at Closing by the Purchaser.  At the Closing and subject to the terms and conditions herein contained, the Purchaser shall deliver to the Seller the following:

(a)

the Purchase Price in the manner specified in Section 2.2, above;

(b)

a waiver for the benefit of the Seller in the form attached hereto as Exhibit 3.3(b), duly executed by the Purchaser; and

(c)

such other agreements, instruments or documents as the Seller may reasonably request to carry out the purposes of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

4.1

Representations and Warranties.  The Seller hereby represents and warrants to the Purchaser, which representations and warranties shall survive the Closing for the periods set forth in Section 4.2, below, that as of the date hereof:

4.1.1

Title to Interests.  The Seller is the beneficial and record owner of and has good, valid and marketable title to the Subject LLC Interests free and clear of all Encumbrances.

4.1.2

Authority of the Seller.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin.  The Seller has the corporate power and authority to execute, deliver and perform this Agreement.  The execution, delivery and performance of this Agreement by the Seller have been duly authorized by all necessary corporate action.  This Agreement has been, and the other agreements, documents and instruments required to be delivered by the Seller in accordance with the provisions hereof (the “Seller’s Documents”) will be, duly and validly executed and delivered by the Seller.  This Agreement constitutes, and the Seller’s Documents when executed and delivered will constitute, the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms.

4.1.3

No Conflict.  The Seller is not required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization from any Person in connection with the execution and delivery of this Agreement by the Seller or the consummation or performance by the Seller of any of the transactions contemplated by this Agreement.

4.1.4

 Capitalization.  The Subject LLC Interests constitute all of the issued and outstanding Membership Interests.  All of the Subject LLC Interests are fully paid and nonassessable.  The Subject LLC Interests have not been issued in violation of, and are not subject to, any preemptive or subscription rights. Effective as of December 31, 2001, School Renaissance Institute, Inc. (“School Renaissance”) merged with and into the Seller (the “Merger”) and the Seller was the surviving entity.  As a result of the Merger, the Seller is the record and beneficial owner of the Membership Interests held by School Renaissance immediately prior to the Merger.  To the Knowledge of the Seller, the Company does not, directly or indirectly, own any capital stock of, any equity interest in or any other ownership or investment interest in any corporation, partnership, limited liability company, joint venture or other business entity.  There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which the Company is or may become obligated to issue, sell, purchase, retire or redeem any Membership Interests.

4.1.5

Articles of Organization and Operating Agreement.  True, complete and correct copies of the Company’s Articles of Organization and Operating Agreement have previously been provided to the Purchaser and such documents are in full force and effect without amendment or modification.

4.1.6

Assets.  As between the Seller and the Company only, the assets set forth on Schedule 4.1.6 attached hereto which are physically located at the Golden, Colorado facility of the Company are assets of the Company and not assets of the Seller.  To the Knowledge of the Seller, except for any leases or licenses applicable thereto, all such assets of the Company are owned by the Company free and clear of all Encumbrances.

4.1.7

Intellectual Property.

(a)

To the Knowledge of the Seller:

(i)

upon execution of the Trademark Assignment by the Seller, the Company is the owner of all right, title and interest in and to the Intellectual Property Assets, free and clear of all Encumbrances;

(ii)

all former and current employees of the Company have executed written contracts with the Company that assign to the Company all rights to any inventions, improvements, discoveries or information relating to the business of the Company;

(iii)

none of the products manufactured or sold, nor any process or know-how used, by the Company infringes or is alleged to infringe any patent or other proprietary right of any other Person;

(iv)

none of the Marks used by the Company infringes or is alleged to infringe any trade name, trademark or service mark of any other Person;

(v)

none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any other Person or is an unauthorized derivative work based upon the work of any other Person;

(vi)

the Company has taken all reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets; and

(vii)

the Trade Secrets are not part of the public knowledge or literature and have not been used, divulged or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company.

(b)

No former owner of Membership Interests has a valid right to use or valid ownership interest in the Intellectual Property Assets.

4.1.8

Undisclosed Commitments or Liabilities.  There are no commitments, liabilities or obligations relating to the Company, whether accrued, absolute, contingent or otherwise for which specific and adequate provisions have not been made on the balance sheet of the Company as of January 31, 2005 attached hereto as Schedule 4.1.8, except those incurred in or as a result of the ordinary course of business since January 31, 2005.

4.1.9

Brokers and Finders.  The Seller has not employed any investment banker, broker or finder or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby.

4.2

Warranties Survive Closing.  The warranties and representations of the Seller contained herein shall survive the Closing for a period of eighteen (18) months; provided, however, that the warranties and representations contained in Section 4.1.7(b) shall survive the Closing for a period of twenty-four (24) months; provided, further, that the warranties and representations contained in Sections 4.1.1 and 4.1.2 and the first sentence of Section 4.1.4 hereof shall survive the Closing without a time limit or termination period.  Any claim for indemnification under clause (a) of Section 7.1 hereof made in writing prior to the expiration of such applicable survival period, and the rights of indemnity with respect thereto shall survive such expiration until resolved or judicially determined; and any such claim not so made in writing prior to the expiration of such applicable survival period shall be deemed to have been waived.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1

Representations and Warranties.  The Purchaser hereby represents and warrants to the Seller, which representations and warranties shall survive the Closing for the periods set forth in Section 5.2, below, that as of the date hereof:

5.1.1

Authority of the Purchaser.  The Purchaser has full right, power, legal capacity and authority to purchase the Subject LLC Interests to be sold by the Seller pursuant to this Agreement and to consummate the transactions contemplated herein.  This Agreement has been, and the other agreements, documents and instruments required to be delivered by the Purchaser in accordance with the provisions hereof (the “Purchaser’s Documents”) will be, duly and validly executed and delivered by the Purchaser and this Agreement constitutes, and the Purchaser’s Documents when executed and delivered will constitute, the legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms.

5.1.2

No Conflict.  The Purchaser is not required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization from any Person in connection with the execution and delivery of this Agreement by the Purchaser or the consummation or performance by the Purchaser of any of the transactions contemplated by this Agreement.

5.1.3

Purchase for Investment.  The Subject LLC Interests are being acquired by the Purchaser for investment only and not with the view to any public distribution thereof.  The Purchaser acknowledges that the Subject LLC Interests have not and will not be registered by the Company pursuant to the Securities Act.

5.1.4

Brokers and Finders.  The Purchaser has not employed any investment banker, broker or finder or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby.

5.2

Warranties Survive Closing.   The warranties and representations of the Purchaser contained herein shall survive the Closing for a period of eighteen (18) months; provided, however, that the warranties and representations contained in Section 5.1.1 hereof shall survive the Closing without a time limit or termination period.  Any claim for indemnification under clause (a)(i) of Section 7.2 hereof made in writing prior to the expiration of such applicable survival period, and the rights of indemnity with respect thereto shall survive such expiration until resolved or judicially determined; and any such claim not so made in writing prior to the expiration of such applicable survival period shall be deemed to have been waived.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1

Accounts Payable and Accrued Expenses.  The Seller acknowledges and agrees there are no existing liabilities of the Company to the Seller other than pursuant to this Agreement and the Company acknowledges and agrees there are no existing liabilities of the Seller to the Company other than pursuant to this Agreement.  All accounts payable and accrued expenses of the Company that would properly be included on a balance sheet of the Company as of the Closing Date prepared in accordance with GAAP (the “Existing Payables and Accruals”) shall be satisfied (other than accrued vacation for those employees the Company does not terminate as of the Closing) by the Seller or the Company in accordance with the remainder of this Section 6.1.  As of the Closing the Company shall have at least $25,000 of cash net of any obligation of the Company to satisfy any Existing Payables and Accruals.  The Seller shall either satisfy the Existing Payables and Accruals directly as they become due or the Company shall satisfy the Existing Payables and Accruals as they become due and the Seller will deposit cash with the Company to the extent necessary to leave the Company with $25,000 net of any obligation of the Company to satisfy Existing Payables and Accruals.  For purposes of clarification, if the Company has no obligation to satisfy Existing Payables and Accruals, the Company would be left with at least $25,000 of cash as of the Closing and if the Company has cash in the amount of $15,000 and is obligated to satisfy Existing Payables and Accruals of $25,000 the Seller would deposit at least $35,000 with the Company.

6.2

Customer Contracts; Continuing Obligations.  The Company acknowledges and agrees that it is now and after the Closing will continue to be contractually obligated to provide services to the customers identified on Schedule 6.2(a), attached hereto (“Existing Customers”).  The Seller shall pay a portion of the costs related to the services to be provided by the Company to the Existing Customers in accordance with Schedule 6.2(b), attached hereto.  Prior to each scheduled payment by the Seller pursuant to Schedule 6.2(b), the Company shall certify to the Seller that the Company has performed all of the services the Company is contractually obligated to perform prior to such date for the Existing Customers.  In the event the Company fails to perform services for Existing Customers the Company is contractually obligated to perform:  (a) if the Company is disputing in good faith its obligations pursuant to the contract with such Existing Customer, the Seller shall not be obligated to make payments pursuant to this Section 6.2 with respect to such Existing Customer, or (b) if no good faith dispute described in clause (a) exists, the Seller shall be released from all obligations to make payments to the Company pursuant to this Section 6.2.

6.3

Contingent Payments.  In consideration of the Seller’s covenants pursuant to Sections 6.1, 6.2, 6.4, 6.5, 6.6 and 6.7, for a period of six years commencing January 1, 2006 and ending December 31, 2011 (the “Payment Period”), the Company shall pay the Seller contingent payments (the “Contingent Payments”) equal to four percent (4%) of the sales of the Company on a quarterly basis in arrears within 30 days after the end of each calendar quarter.  Together with each Contingent Payment the Company shall provide a written statement setting forth the sales of the Company for the prior calendar quarter and a calculation of the Contingent Payment payable for such quarter.  For purposes of calculating the Contingent Payments, sales of the Company will be determined in accordance with GAAP.  The Seller and its accountants shall have the right, upon notice to the Company, to review all records, work papers and calculations of the Company related to the Contingent Payments.  At any time prior to the expiration of the Payment Period, the Company may elect by giving written notice to the Seller to prepay the remaining Contingent Payments by paying the net present value of Contingent Payments assumed to be $150,000 per year for the then remaining Payment Period.  The net present value would be determined using a discount rate equal to the prime rate as published in the Wall Street Journal, Midwest Edition (or any successor thereto) on the date the Company gives the prepayment notice plus two and one half percent (2.5%) and would assume that the $150,000 per year of Contingent Payments would be received in equal installments of $37,500 at the end of each calendar quarter remaining in the Payment Period.  The Contingent Payments and any prepayment of the Contingent Payments shall be made by wire transfer of immediately available funds to a bank account designated by the Seller or in such other manner as the Seller may direct in writing.  For so long as Contingent Payments may be due hereunder, the Purchaser and the Company shall not direct or transfer any business, customer or prospective customer for the products or services provided by the Company to any other Person or take any other intentional action to decrease the amount of the Contingent Payments.  The Purchaser and the Company shall make a good faith effort to operate the business of the Company after the Closing in a profitable manner; provided, however, nothing in this sentence or the preceding sentence shall require the Company to continue its operations in the event the Purchaser and/or the Company reaches the commercially reasonable conclusion that the Company is not financially viable or cannot pay its debts as they come due.

6.4

Lease.  The Company acknowledges and agrees that it is now and after the Closing will continue to be party to a lease with Denver West Office Building No. 4 Venture LLP dated August 1, 1999, as amended (the “Lease”).  Pursuant to the Lease, the Company is obligated to pay $22,557.32 each month in rent.  For the months of April, May, June and July of 2005, the Seller shall subsidize the Company’s rental costs by paying $13,557.32 to the Company prior to the first day of each such month.  In addition, the Company has exercised its buyout option under the Lease, and in the event the Company pays the buyout payment of $23,988.80 pursuant to the Lease to the landlord and vacates the premises as of August 1, 2005, the Seller shall pay $23,988,80 to the Company on August 1, 2005.  The Seller is not a party to and shall not have any obligation under the Lease, and, other than as described in this Section 6.4, the Seller shall have no obligation to the Company in connection with the Lease.

6.5

Mayo License. Prior to the date hereof the Purchaser, the Company and the Seller contemplated that the Company would grant to the Mayo Foundation (“Mayo”) a fully-paid, perpetual, non-exclusive license to use the Gen21 Software (the “Mayo License”).  The Mayo License has not yet been finalized and the Company agrees, subject to the last two sentences of this Section 6.5, to execute the Mayo License on such terms as the Seller may direct.  The Company, Mayo and the Seller have substantially completed their negotiations and the Purchase Price and the terms and conditions of this Agreement reflect the receipt by the Seller of the $250,000 license fee from Mayo pursuant to the Mayo License.  The Purchaser and the Company acknowledge and agree that (a) the Company has assigned to the Seller all rights to and interest in the $250,000 license fee from Mayo, (b) the Seller shall retain all rights to and interest in such license fee, and (c) such license fee shall be paid directly to the Seller and the Purchaser and the Company shall direct Mayo to make such payment directly to the Seller.  If Mayo pays the $250,000 license fee to the Company, the Company shall and the Purchaser shall cause the Company to pay over such amount to the Seller.  Except as set forth in the Mayo License, ongoing service obligations or support in connection with the Mayo License, if any, will be at the sole discretion of the Company and Mayo to arrange.  The terms of the Mayo License will not (x) preclude the Company from any activities in any sector or component of the medical market or healthcare industry, (y) commit the Company to provide services or support to Mayo in excess of 40 hours of technical assistance by telephone unless Mayo or the Seller pays the Company for such services or support at a rate no less than 70% of the Company’s standard commercial rate for such services or support, and (z) permit Mayo to sublicense the Gen21 Software outside of the healthcare industry or medical market. The terms of the Mayo License will contain an acknowledgement by Mayo of the assignment by the Company to the Seller of all rights to and interest in the $250,000 license fee from Mayo and a commitment by Mayo to pay such license fee directly to the Seller.

6.6

Company Employees.  All costs relating to the termination of any employee of the Company on or after the Closing Date other than the four employees identified by mutual agreement of the Purchaser and the Seller (the “Identified Employees”) shall be at the Company’s expense.  The Seller shall be responsible for any costs related to the Company’s termination of the Identified Employees and the Seller’s employment of any of the Identified Employees.  Provided Curt Frisbie accepts an offer of employment with the Seller, the Seller shall make Mr. Frisbie available, at the Seller’s expense, during the month of March 2005 at the Company’s offices during normal business hours to assist the Company and the Purchaser with the transition of the business of the Company to new ownership.  The Seller shall use its commercially reasonable efforts to enter into a severance agreement with the chief technology officer of the Company (the “Chief Technology Officer”) and to include in the severance agreement protections for the proprietary property of the Company and a commitment from the Chief Technology Officer to cooperate with the transition of the business of the Company to new ownership.  The terms of the severance agreement with the Chief Technology Officer will be at the sole discretion of the Seller and any costs related to the severance agreement with the Chief Technology Officer shall be borne by the Seller.

6.7

Transition Services.  For the one month period following the Closing, the Seller shall:

(a)

allow the Company to use the Seller’s accounting software as the same exists as of the Closing Date, at no cost to the Company, solely for the purposes of maintaining the Company’s books;

(b)

provide to the Company, at the Company’s expense, payroll and employee benefits services;

(c)

allow the Company to use such other business systems of the Seller which the Company currently uses (such as the phone system and internet access) as the same exist as of the Closing Date; provided, however, the Company shall promptly reimburse the Seller for all costs related to the Company’s use of such systems; and

(d)

allow the employees of the Company to continue to participate in the health insurance plan the Seller provides for the Seller’s employees; provided, however, the Company shall pay the Seller an amount per employee who continues to participate in the Seller’s health insurance plan equal to the COBRA rates for such employees.

6.8

Noncompetition.

(a)

The Seller acknowledges and agrees that at no time for a period of five years after the Closing Date, shall it, either directly or indirectly (including, without limitation, through an affiliate), whether as agent, stockholder (except as the holder of not more than five percent (5%) of the equity securities of a publicly held enterprise as long as such party does not render advice or assistance to such enterprise), employer, consultant, representative, trustee, partner, proprietor or otherwise acquire an ownership interest in, work for, render advice or assistance to or otherwise engage in the aspect of the business of any Competitor which makes such Person a Competitor.  Notwithstanding the foregoing, the Seller, the Company and the Purchaser expressly agree that no sales, marketing or other activity of the Seller in the pre-K-12 school market or sales to schools or school districts shall be considered competitive activities in violation of this Section 6.8 even if the Seller competes in those markets with the business of the Company as it exists on the Closing Date.

(b)

The Seller hereby acknowledges and agrees that a breach of the provisions of this Section 6.8 would cause irreparable injury to the Purchaser and the Company, and that the Purchaser and the Company shall be entitled to an injunction enjoining and restraining the Seller from doing or continuing to do any such act or creating any other violations or threatened violations of this Section 6.8.

(c)

Moreover, the Seller hereby acknowledges and agrees that the terms and conditions of this Section 6.8 are reasonable and necessary to protect the business of the Company, and that the consideration being paid by the Purchaser hereunder assumes that the value of the business of the Company will not be undermined by competition from the Seller in violation of the terms of this Section 6.8.

6.9

Public Statements.  The Seller may issue a press release or public statement with respect to this Agreement or the transactions contemplated hereby.  The contents of such press release or written public statement shall be at the discretion of the Seller but to the extent reasonably practicable, the Seller shall consult with the Purchaser prior to issuing such press release or written public statement.

6.10

Execution of Additional Documents.  From time to time, as and when requested by a party hereto, each party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

6.11

Taxes.  The parties agree that the Seller shall be responsible for any assessments, claims or liabilities (including interest and penalties) for federal, state and local income taxes of the Company for any period on or before the Closing Date.  The parties also agree that the Seller shall be responsible for the preparation of all tax returns for periods ending on or before the Closing Date.

6.12

Use of the Name.  From and after the Closing, the Seller shall not either directly or indirectly (including, without limitation, through an affiliate) use the name “Generation21” or any derivative thereof.

6.13

Sale of the Company.  For so long as the Company is contractually obligated to perform services for any Existing Customer or Contingent Payments may be due pursuant to Section 6.3, above, any sale or other transfer of Membership Interests resulting in the Purchaser owning less than a majority of the voting Membership Interests or sale or other transfer of the assets of the Company out of the ordinary course of business (except for a grant of a security interest in connection with the Company’s incurrence of debt) shall require the Seller’s prior written consent and in the case of a sale or other transfer of assets shall require that the buyer or transferee assume the Company’s contractual obligations to the customers identified on Schedule 6.2(a) and the Company’s obligations under this Agreement (including the Company’s obligation to make the Contingent Payments pursuant to Section 6.3, above) and that the Company agree to remain directly liable for the satisfaction of such obligations.

6.14

Escrow.  The Seller shall retain a copy of the Gen21 Software including the source code to hold in escrow pursuant to this Section 6.14.  The Seller shall not use the Gen21 Software except in accordance with the terms of this Section 6.14.  The Company will promptly supplement source code for the Gen21 Software retained by the Seller with all revisions, corrections, enhancements or other changes to the Gen21 Software made by the Company.  At the election of the Seller, in the event that the Company breaches its obligations under Sections 6.2 or 6.3, above, and automatically without notice, in the event that proceedings under bankruptcy, receivership or insolvency laws are commenced by or against the Company and are not dismissed within 90 days or the Company ceases to carry on business on a regular basis, the Gen21 Software including the source code will be released to the Seller, the Company will be deemed to have granted to the Seller a perpetual, irrevocable, assignable, enterprise wide, worldwide, royalty-free, fully paid-up right to use, sublicense, modify, maintain and enhance and prepare derivative works from the Gen21 Software, and the Seller shall be relieved of its obligations under Section 6.8(a) hereof.

6.15

Retention of and Access to Records.  After the Closing Date, the Seller shall retain for a period of seven years all financial and tax records of the Seller applicable to the Company and the Company shall retain for a period of seven years all financial and tax records of the Company.  After the Closing, upon reasonable prior written notice, the Seller and the Company agree to furnish or cause to be furnished to each other and their respective representatives, employees, counsel and accountants access, during normal business hours, to such information and access to records relating to the Company as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any returns, reports or forms or the defense of any tax claim or assessment, including access to the personnel and applicable work papers, schedules and other documents of the current auditors of the Company or the Seller; provided, however, that such access does not unreasonably disrupt the normal operations of the Company or the Seller.

6.16

Release.  Except for claims pursuant to this Agreement or involving misconduct of the type specified in Wis. Stat. §180.0828(1), the Seller hereby releases the Purchaser from any claims arising out of or related in any way to the Purchaser’s employment by the Company and all other events, occurrences and transactions through and including the date of this Agreement.  This release of claims applies whether the claims are known, unknown, anticipated or unanticipated by the Seller.

ARTICLE VII

INDEMNIFICATION

7.1

Indemnification of the Purchaser.  The Seller hereby agrees to indemnify the Purchaser and the Company and to hold them harmless from and against any and all damages, losses, deficiencies, actions, demands, judgments, costs and expenses (including, without limitation, attorneys’ and accountants’ fees) (collectively, “Losses”) suffered or incurred by the Purchaser or the Company resulting from:

(a)

any breach of any warranty or representation made by the Seller in Article IV of this Agreement or in any document, instrument or agreement executed and/or delivered by the Seller pursuant to or in connection with this Agreement; and

(b)

any breach by the Seller of any other agreement or covenant which is to be performed by the Seller under this Agreement or any certificate, document or instrument executed and/or delivered by the Seller pursuant to or in connection with this Agreement.

7.2

Indemnification of the Seller.

(a)

The Purchaser hereby agrees to indemnify the Seller and to hold it harmless from and against any and all Losses suffered or incurred by the Seller resulting from:

(i)

any breach of any warranty or representation of the Purchaser in Article V of this Agreement or in any document, instrument or agreement executed and/or delivered by the Purchaser pursuant to or in connection with this Agreement; and

(ii)

any breach of any other agreement or covenant of the Purchaser contained in this Agreement or in any certificate, document or instrument executed and/or delivered by the Purchaser pursuant to or in connection with this Agreement.

(b)

The Company hereby agrees to indemnify the Seller and to hold it harmless from and against any and all Losses suffered or incurred by the Seller resulting from any breach of any agreement or covenant of the Company contained in this Agreement or in any certificate, document or instrument executed and/or delivered by the Company pursuant to or in connection with this Agreement.

7.3

Procedure Relative to Indemnification.

(a)

In the event that any party hereto shall claim that it is entitled to be indemnified pursuant to the terms of this Article VII, such party (the “Claiming Party”) shall so notify the party against which the claim is made (the “Indemnifying Party”) in writing of such claim within 45 days after the Claiming Party first receives knowledge of any claim that it may have pursuant to this Article VII; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party is actually prejudiced as a result of such failure.  Such notice shall specify (i) the nature of the claim, (ii) the basis upon which the claim is made by the Claiming Party and (iii) the Losses incurred by or imposed upon the Claiming Party on account thereof.  If such Losses are liquidated in amount, the notice shall so state and such amount shall be deemed the amount of the claim of the Claiming Party.  If the amount is not liquidated, the notice shall so state and, in such event, a claim shall be deemed asserted against the Indemnifying Party on behalf of the Claiming Party, but no payment shall be made on account thereof until the amount of such claim is liquidated and the claim is finally determined.  After the Claiming Party claims that it is entitled to indemnification hereunder, it shall take commercially reasonable steps to mitigate its Losses; provided, however, that the failure to take such steps shall not affect indemnification hereunder except to the extent the Indemnifying Party is actually prejudiced as a result of such failure.

(b)

The following provisions shall apply to any claim of the Claiming Party which is based upon (i) an Action filed by any third party or (ii) any form of proceeding or assessment instituted by any Governmental Authority (each, a “Third-Party Claim”):

(i)

The Indemnifying Party shall, upon receipt of such written notice and at its expense, actively and in good faith defend any such Third-Party Claim in its own name or, if necessary, in the name of the Claiming Party; provided, however, that if the Action or proceeding involves a matter solely of concern to the Claiming Party in addition to the Third-Party Claim, such matter shall be within the sole responsibility of the Claiming Party and its counsel.  The Claiming Party will cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested of it, and the Claiming Party shall have the right, at its expense, to participate in the defense.  The Indemnifying Party shall have the right to settle and compromise such Third-Party Claim only with the consent of the Claiming Party (which consent shall not be unreasonably withheld or delayed).

(ii)

In the event the Indemnifying Party shall notify the Claiming Party that it disputes any Third-Party Claim made by the Claiming Party and/or the Indemnifying Party shall fail to defend such claim actively and in good faith, then the Claiming Party shall have the right to conduct a defense against such Third-Party Claim and shall have the right to settle and compromise such Third-Party Claim upon five business days notice to, but without the consent of, the Indemnifying Party.  Once the amount of such Third-Party Claim is liquidated and the Third-Party Claim is finally determined, the Claiming Party shall be entitled to pursue each and every remedy available to it at law or in equity to enforce the indemnification provisions of this Article VII and, in the event it is determined, or the Indemnifying Party agrees, that it is obligated to indemnify the Claiming Party for such Third-Party Claim, then the Indemnifying Party agrees to pay all costs, expenses and fees, including, without limitation, all reasonable attorneys’ fees, which may be incurred by the Claiming Party in enforcing or attempting to enforce indemnification under this Article VII, whether the same shall be enforced by suit or otherwise.

7.4

Limits.  Notwithstanding the provisions of Section 7.1, above, except in the event of a breach of the Seller’s covenants set forth in Sections 6.1 and 6.2, above, the Seller’s aggregate maximum liability for indemnification under this Article VII shall not exceed $200,000 and the Seller shall no have liability under Section 7.1(a) for breach of warranty or representation for any claim which is not asserted in writing with reasonable specificity by the Purchaser on or before the expiration of the applicable survival period set forth in Section 4.2, above.  Notwithstanding the provisions of Section 7.2, above, the Purchaser shall not have liability under Section 7.2(a)(i) for breach of warranty or representation for any claim which is not asserted in writing with reasonable specificity by the Seller on or before the expiration of the applicable survival period set forth in Section 5.2, above.

7.5

Effect of Taxes, Other Benefits and Insurance; Right of Set-Off.  The determination of any Losses for which indemnification may be claimed under this Article VII shall be net of the tax benefit, if any, actually realized by the party entitled to indemnification (or in the case of a flow-through entity the persons subject to tax on its income) as a result of incurring the Losses giving rise to the liability for indemnification and insurance proceeds, if any, received by the party entitled to indemnification as a result of such Losses.  The tax benefits and insurance proceeds described in this Section 7.5 shall be taken into account in determining Losses at such time as such tax benefits are actually realized or insurance proceeds are actually received by the party entitled to indemnification (or in the case of a flow-through entity, the persons subject to tax on its income), and, to the extent that Losses that would be reduced by such tax benefits or insurance proceeds have already given rise to an indemnification payment, the recipient of the indemnification payment shall promptly refund to the indemnitor the appropriate portion of the prior indemnification payment as such tax benefits are actually realized or insurance proceeds are actually received.  In the event it is finally determined that the Company is entitled to indemnification for Losses pursuant to this Article VII, the Company may set off the amount which it is entitled to against any Contingent Payment then due.  For purposes of this Section 7.5 the right to indemnification will be deemed to be finally determined if it is agreed by the parties or there has been a final judicial or arbitral decision determining the matter.

7.6

Consequential Damages.  No party to this Agreement shall be liable for punitive, exemplary, incidental, consequential or similar damages including, but not limited to, damages based on a multiple of earnings arising out of or relating to this Agreement.

7.7

No Indemnification of Known Breaches of Representations and Warranties.  Notwithstanding any of the provisions set forth in this Article VII, in the event that the Purchaser had knowledge, on or before the Closing Date, of a misrepresentation or breach of any warranty or representation, then the Seller shall not be liable under clause (a) of Section 7.1 for any Losses of or against the Purchaser or the Company resulting from or arising out of any such misrepresentation or breach.  For purposes of this Section 7.7, knowledge of the Purchaser shall mean the actual, current knowledge of the Purchaser.

7.8

Exclusive Remedy.  Except as set forth in Section 7.10, below, this Article VII sets forth the exclusive remedy for monetary Losses owing from the Seller to the Purchaser or from the Purchaser to the Seller that arise from breach of this Agreement.

7.9

Arbitration.  Any controversy or dispute arising out of or relating to claims for indemnification under this Article VII shall be settled by a single arbitrator selected by the Purchaser and the Seller or, if the Purchaser and the Seller cannot agree on one arbitrator, by three arbitrators selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association.  All arbitration proceedings shall take place in Milwaukee, Wisconsin, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.  The decision of the arbitrator(s) shall be in writing and shall be final and nonappealable.  Each party shall bear its own costs and expenses of arbitration and an equal share of the arbitrator’s fee and any administrative fees of arbitration.

7.10

Inapplicability of Indemnification.  Anything in this Article VII to the contrary notwithstanding, this Article VII shall not be applicable to claims for Losses arising as a result of intentional misrepresentation or actual fraud, for which the Purchaser or the Seller, as the case may be, shall retain all rights under this Agreement or otherwise under applicable law.

ARTICLE VIII

MISCELLANEOUS

8.1

Expenses; Transfer Taxes.  Except as otherwise specifically provided herein, the Purchaser and the Seller will be responsible for the payment of their respective expenses and professional fees incurred in connection with the negotiation and consummation of the transactions contemplated hereby.  The Purchaser agrees to pay any and all transfer taxes resulting from the sale of the Subject LLC Interests hereunder.

8.2

Assignment and Binding Effect.  This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.  Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Seller and the Purchaser.

8.3

Waiver.  Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

8.4

Notices.  Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if (i) delivered personally or by courier (e.g., Federal Express), (ii) sent by registered or certified mail, postage prepaid, or (iii) sent by confirmed facsimile:

If to the Seller, to:

Renaissance Learning, Inc.

2911 Peach Street

P.O. Box 8036

Wisconsin Rapids, Wisconsin 54495-8036

Attention:  Steven Schmidt

Facsimile No.:  (715) 424-3414

With a copy to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin  53202

Attention:  Andrew Lauritzen

Facsimile No.:  (414) 273-5198

If to the Purchaser or the Company, to:

Generation21 Learning Systems, LLC

1536 Cole Boulevard, Suite 250

Golden, Colorado 80401

Attention:  John Stearns

Facsimile No.:  (303) 462-8849

With a copy to:

Solomon Pearl Blum Heymann & Stich LLP

1801 Broadway, Suite 500

Denver, Colorado 80202

Attention:  Clifford Pearl

Facsimile No.:  (303) 832-6653

or to such other address or facsimile number as the recipient may have specified in a notice duly given to the sender as provided herein.  Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, mailed or received by facsimile transmission.

8.5

Headings and Gender.  All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

8.6

Schedules and Exhibits.  All schedules and exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.  All capitalized terms used in any schedule or exhibit to this Agreement shall have the definitions specified in this Agreement.

8.7

Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8

Counterparts; Facsimile.  This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart and, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.  Each of the parties agrees to accept and be bound by facsimile signatures hereto.

8.9

Entire Agreement.  This Agreement, including the schedules, exhibits and other documents referred to herein which form a part hereof, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

8.10

Amendments.  This Agreement may not be changed orally, but only by an agreement in writing signed by each of the parties hereto.  Any provision of this Agreement can be amended, supplemented or modified by written agreement of each of the parties hereto.

8.11

Exclusive Benefits.  Nothing in this Agreement is intended to confer any rights or remedies, whether express or implied, under or by reason of this Agreement, on any persons other than the parties hereto and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement.

8.12

Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach or default of any other party hereto, under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

8.13

Construction.  This Agreement is to be deemed to have been prepared jointly by the parties hereto after arms-length negotiations, and any uncertainty or ambiguity existing herein shall not be interpreted against the party which prepared the initial draft, but according to the application of the rules of interpretation of contracts.

8.14

Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Wisconsin without reference to its conflicts-of-laws principles.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

PURCHASER:

/s/ John Stearns

John Stearns

SELLER:

RENAISSANCE LEARNING INC.

By:

/s/ Steven Schmidt

Steven Schmidt, Executive Vice President

COMPANY:

GENERATION21 LEARNING SYSTEMS, LLC

By:

RENAISSANCE LEARNING INC. its sole member

By:

/s/ Steven Schmidt

Steven Schmidt, Executive Vice President